

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Sea Otter Securities Group, L.L.C.

We have reviewed management's statements, included in the accompanying Sea Otter Securities Group, L.L.C.'s Exemption Report, in which (1) Sea Otter Securities Group, L.L.C. (the "Company") may file an Exemption Report because the Company had no obligations under 17 C.F.R § 240.15c3-3 (k) and (2) the Company had no obligations under 17 C.F.R § 240.15c3-3 (k) throughout the most recent fiscal period without exception. The Company's management is responsible for compliance with 17 C.F.R § 240.15c3-3 (k) and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in 17 C.F.R § 240.15c3-3 (k) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EisnerAmper LLP

New York, New York
March 11, 2016

CONFIDENTIAL